UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                  Dematco, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    24804V109
                                    ---------
                                 (CUSIP Number)

                                November 18, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X] Rule 13d-1(b)

 [ ] Rule 13d-1(c)

 [ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No.   24804V109


1   Name of Reporting Person:   City Index Limited
    I.R.S. Identification No. of above person (entities only):

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [ ]

3   SEC Use Only

4   Citizenship or Place of Organization:  England and Wales


NUMBER OF         5    Sole Voting Power:  29,000,000 shares
SHARES
BENEFICIALLY      6    Shared Voting Power:  -0-
OWNED BY
EACH              7    Sole Dispositive Power: 29,000,000 shares
REPORTING
PERSON            8    Shared Dispositive Power:  -0-
WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                               29,000,000 shares

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):  15.0%*

12  Type of Reporting Person: FI (Non-U.S. Institution)


* Based on 193,103,524 shares of common stock outstanding as reported in the issuer's quarterly report for the period ended August 31, 2009.


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


Item 1.

(a)      Name of Issuer: Dematco, Inc.

(b) Address of Issuer's Principal Executive Offices: 17337 Ventura Boulevard, Suite 208; Encino, California 91316.
Item 2.

(a)      Name of Person Filing: City Index Limited

(b) Address of Principal Business Office or, if none, Residence: 16 Finsbury Circus, London, EC2M 7EB.

(c)      Citizenship: England and Wales

(d)      Title of Class of Securities: Common Stock, par value $.001 per share

(e)      CUSIP Number: 24804V109

Item 3.

If this statement is filed pursuant to ss.240.13d-1(b) or ss.240.13d-2(b) or
(c), check whether the person filing is a:

(a)   [ ]   Broker or dealer registered under section 15 of the Act
            (15 U.S.C. 78o).

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act
            (15 U.S.C. 78c).

(d)   [ ]   Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)   [ ]   An employee benefit plan or endowment fund in accordance with
            ss.240.13d-1(b)(1)(ii)(F);

(g)   [ ]   A parent holding company or control person in accordance with
            ss.240.13d-1(b)(1)(ii)(G);



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(h)   [ ]   A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]   A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [X]   A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J);

(k)   [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(K). If filing as a
            non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 29,000,000 shares

(b) Percent of class: 15.0%

(c) Number of shares as to which the person has:

         (i)      sole power to vote or to direct the vote: 29,000,000 shares

         (ii)     shared power to vote or to direct the vote: -0-

         (iii)    sole power to dispose or to direct the disposition of:
                  29,000,000 shares

         (iv)     shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]



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

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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


                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: December 2, 2009

                                            CITY INDEX LIMITED


                                            By: /s/ Roger Hambury
                                                -----------------
                                                Name: Roger Hambury
                                                Title: Director




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